MILLER BUCKFIRE & CO., LLC

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant to Rule 17a-5(e)(3) as a public document.)

MILLER BUCKFIRE & CO., LLC

Statement of Financial Condition

As of December 31, 2019



EY

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Ernst & Young LLP   Tel: +1 203 674 3000
300 First Stamford Place
Stamford, CT 06902-6765

Report of Independent Registered Public Accounting Firm

To the Member and Management of Miller Buckfire & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Miller Buckfire & Co., LLC (the "Company") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2013.

February 27, 2020

MILLER BUCKFIRE & CO., LLC

Statement of Financial Condition
December 31, 2019

($ in thousands)

Assets		
Cash and cash equivalents	$	34,833
Accounts receivable, net of allowance for doubtful accounts of $5,050		1,220
Operating lease right-of-use assets, net		10,723
Fixed assets, net		1,145
Other assets		574
Total assets	**$**	**48,495**
Liabilities and member's capital		
Accrued compensation	$	11,525
Accounts payable and accrued expenses		12,910
Due to Parent and affiliates, net		3,052
Total liabilities		27,487
Member's capital		21,008
Total liabilities and member's capital	**$**	**48,495**

See accompanying Notes to Statement of Financial Condition.

MILLER BUCKFIRE & CO., LLC

Notes to Statement of Financial Condition
December 31, 2019

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Miller Buckfire & Co., LLC (the "Company") is an investment banking firm that provides strategic and advisory services, focusing on restructuring transactions, mergers and acquisitions, and financings. The Company is a wholly-owned subsidiary of MB Advisory Group, LLC ("MB Advisory"), who is a wholly-owned subsidiary of Stifel Financial Corp (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Presentation

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents include investments with an original maturity of three months or less. Due to the short term nature of these instruments, carrying value approximates their fair value.

Accounts Receivable, Net

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Company by utilizing past client transaction history and an assessment of the client's creditworthiness.

Fixed Assets, Net

Furniture and other equipment and computer equipment and software are carried at cost and depreciated on a straight line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

Stock-Based Compensation

Associates of the Company are eligible to participate in an incentive stock plan sponsored by Parent that provides for the granting of stock units and debentures. See Note 4 for a further discussion of stock-based compensation.

Operating Leases

The Company enters into operating leases for real estate and office equipment, substantially all of which are used in connection with its operations. The Company adopted Accounting Standards Update ("ASU") 2016-02 "Leases" on January 1, 2019, which required the Company to recognize, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the obligation to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term. At December 31, 2019, the right-of-use assets are included in operating lease right-of-use assets, net with the corresponding lease liabilities included in accounts payable and accrued expenses in the statement of financial condition. See Note 6 for information about operating leases.

Income Taxes

As a single member limited liability company, the Company is not directly liable for income taxes. The Company's income was, however, reportable by the Parent during the year ended December 31, 2019. Accordingly, the federal and state income taxes payable by the Parent have not been reflected in the accompanying statement of financial condition.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

NOTE 3 – Fixed Assets, Net

The following is a summary of fixed assets, net as of December 31, 2019 (*in thousands*):

Leasehold improvements	$	1,279
Furniture and other equipment		421
Computer equipment and software		259
		1,959
Accumulated depreciation and amortization		(814)
Fixed assets, net	$	1,145

NOTE 4 – Employee Incentive, Stock-Based Compensation, and Retirement Plans

The Company's associates participate in the Stifel Financial Corp. Wealth Accumulation Plan, as restated, (the "Wealth Accumulation Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures. Awards under the Plan are granted at market value at the date of grant. The awards generally vest ratably over a three-to ten year vesting period. In addition, the Company's associates participate in a defined contribution plan sponsored by the Parent.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plan

The Wealth Accumulation Plan is provided to certain revenue producers, officers, and key administrative associates, whereby a certain percentage of their incentive compensation is deferred as defined by the Wealth Accumulation Plan into stock units and debentures of the Parent. Participants may elect to defer a portion of their incentive compensation. Deferred awards generally vest over a three-to eight year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

Employee Profit Sharing Plan

Eligible associates of the Company who have met certain service requirements may participate in the Stifel Financial Profit Sharing 401(k) Plan (the "Profit Sharing Plan"). Associates are permitted within limitations imposed by tax law to make pre-tax contributions to the Profit Sharing Plan. The Company may match certain associate contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent.

NOTE 5 – Related Party Transactions

At December 31, 2019, due to Parent and affiliates in the accompanying statement of financial condition primarily consists of amounts due to the Parent for reimbursement of stock unit conversions. The amount due to Parent at December 31, 2019 was $2.8 million. Due to affiliates of $0.3 million at December 31, 2019 consists primarily of operating expenses that were paid on the Company's behalf by certain affiliates.

During the year ended December 31, 2019, the Company sold inventory of approximately $20.1 million to an affiliate.

During the year ended December 31, 2019, the Company authorized and paid $13.0 million in dividends to MB Advisory.

NOTE 6 – Commitments, Guarantees, and Contingencies

Leases

The Company's operating lease relate to office space with a remaining lease term of 7 years. At December 31, 2019, operating lease right-of-use assets were $10.7 million and lease liabilities were $10.4 million and included in accounts payable and accrued expenses in the statement of financial condition.

The table below summarizes other information related to the Company's operating leases as of and for the year ended December 31, 2019 (*in thousands, except percentages*):

Operating lease cash flows	$ 1,048
Weighted-average remaining lease term	11.9 years
Weighted-average discount rate	4.69%

In the table above, the weighted-average discount rate represents the Company's incremental borrowing rate as of January 2019 for leases existing on the date of adoption of the lease accounting standard and at the lease inception date for leases entered into subsequent to the adoption of the lease accounting standard.

The table below presents information about operating lease liabilities as of December 31, 2019 *(in thousands)*:

2020	$ 1,087
2021	1,087
2022	1,087
2023	1,087
2024	1,127
Thereafter	8,071
Total undiscounted lease payments	13,546
Imputed interest	(3,194)
Total operating lease liabilities	$ 10,352

Concentration of Credit Risk

At December 31, 2019, $0.8 million was due from the Company's four largest customers and is included in accounts receivable, net in the statement of financial condition. At December 31, 2019, these four customers each exceeded 10% of the receivable amount.

Litigation

In the ordinary course of business, the Company may be a defendant or codefendant in legal proceedings. At December 31, 2019, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's financial condition for any particular period, depending, in part, upon additional developments affecting such matters. Legal reserves have been established for potential losses that are probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

NOTE 7 – Regulatory Capital Requirements

The Company operates in a highly regulated environment and is subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. The Company calculates its net capital under the aggregate indebtedness method whereby it is required to maintain minimum net capital (as defined), equal to the greater of one hundred thousand dollars or 6 2/3% of aggregate indebtedness (as defined). The Company is not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of its minimum net capital (as defined). At December 31, 2019, the Company had net capital of $18.1 million, which was $17.0 million in excess of the Company's minimum required net capital of $1.1 million, and aggregate indebtedness was 92.8% of net capital.

NOTE 8 – Recent Accounting Developments

Recently Issued Accounting Guidance

Financial Instruments – Credit Losses

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13, "Financial Instruments − Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13)." This accounting update impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. CECL will replace the loss model currently applicable to bank loans, held-to-maturity securities, and other receivables carried at amortized cost.

The accounting update also eliminates the concept of other-than-temporary impairment for available-for-sale securities. Impairments on available-for-sale securities will be required to be recognized in earnings through an allowance, when the fair value is less than amortized cost and a credit loss exists or the securities are expected to be sold before recovery of amortized cost. Under the accounting update, there may be an ability to determine there are no expected credit losses in certain circumstances, e.g., based on collateral arrangements for lending and financing transactions or based on the credit quality of the borrower or issuer. Expected credit losses, including losses on off-balance sheet exposures, such as lending commitments, will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount. Overall, the amendments in this accounting update are expected to accelerate the recognition of credit losses for portfolios where CECL models will be applied. The accounting update is effective for fiscal years beginning after December 15, 2019 (January 1, 2020, for the Company) and early adoption is permitted. The adoption of the accounting update is not expected to have a material impact on the Company's statement of financial condition.

Recently Adopted Accounting Guidance

Leases

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the obligation to make lease payments. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

The Company adopted the accounting standard update on January 1, 2019. Upon adoption, in accordance with the accounting standard update, the Company elected to not reassess the lease classification or initial direct costs of existing leases, and to not reassess whether existing contracts contain a lease. In addition, the Company has elected to account for each contract's lease and non-lease components as a single lease component. The adoption of the accounting standard update resulted in a reduction of beginning member's capital of $1.1 million after-tax as a cumulative effect of adoption of an accounting change. Upon adoption, the Company recorded a gross up of approximately $11.0 million on its statement of financial condition to recognize the right-of-use assets, included in operating lease right-of-use assets, net and lease liabilities, included in accounts payable and accrued expenses.

NOTE 9 – Subsequent Events

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company has evaluated subsequent events through February 27, 2020, the date the accompanying statement of financial condition was available to be issued. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the statement of financial condition.

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